UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Longwen Group Corp.

Legal status of Issuer:

    Form:

Corporation

    Jurisdiction of Incorporation/Organization:

Nevada

    Date of Organization:

November 17, 2005

Physical Address of Issuer:

Rm. 219, No. 25, Caihe Rd., Shangcheng Dist., Hangzhou City, Zhejiang Province, China.

Website of Issuer:

http://www.wallong.cn

Current Number of Employees:

1 employee.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$12,250	$0
Long-term Debt	$0	$12,250
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(7,000)	$(500)

Table of Contents

May 11, 2022

Longwen Group Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Longwen Group Corp. (the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at http://www.wallong.cn no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 11, 2022

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

AS OF THE DATE OF THIS REPORT, THE COMPANY HAS NOT SOLD ANY SECURITIES UNDER THE FORM C FILED WITH THE SEC ON SEPTEMBER 20, 2021.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C- AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Xizhen Ye
_____
 (Signature)

Xizhen Ye
_____
(Name)

Chief Executive Officer / Chief Financial Officer
_____
(Title)

May 11, 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Xizhen Ye
_____
 (Signature)

Xizhen Ye
_____
(Name)

Director
_____
(Title)

May 11, 2022
_____
(Date)

/s/ Lizhong Lu
_____
 (Signature)

Lizhong Lu
_____
(Name)

Director
_____

(Title)

May 11, 2022

(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 11, 2022

Longwen Group Corp.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Longwen Group Corp., (the Company), was originally incorporated on March 31, 1980, under the laws of the State of California as Expertelligence, Inc. On November 17, 2005, the Company reincorporated in the State of Nevada. On January 23, 2017, after a series of various name changes, the Company amended its Articles of Incorporation ("Charter Amendment") to effect the current name change of Longwen Group Corp.

The Charter Amendment was approved by our majority shareholder, who holds 52% of our outstanding voting securities, on December 6, 2016. In connection with the Charter Amendment, on January 24, 2017, the Company received approval from the Financial Industry Regulatory Authority ("FINRA") for its name change as stated above and voluntary trading symbol request from " DHPS " to " LWLW. "

The Company underwent a change of control on January 21, 2016, at which time Harold Minsky resigned in all officer positions. G. Reed Petersen and White Rim Cattle Company LLC each purchased 25,000,000 shares of common stock of the Company from Harold Minsky. Mr. Petersen is the Member Manager of White Rim Cattle Company, LLC and thus can be considered a control person of all 50,000,000 shares of stock of the Company. Pursuant to a Board of Directors meeting, Mr. Petersen was elected to and accepted all the officer positions previously held by Harold Minsky.

On or about April 5, 2016, the Company affected a 1 for 750 share reverse split of its issued and outstanding common stock. On such date, the Company's common stock was reduced from 95,164,140 to 127,061 shares outstanding.

Effective November 29, 2016, G. Reed Peterson sold 66,667 shares of common stock of the Company to Longwen Group Corp., a Cayman Island company ("Longwen Cayman"). All of the shares held by Longwen Cayman are restricted securities. As a result of the transactions, Mr. Petersen no longer owns any of the Company's capital stock or securities and he and his affiliates waived all loans and other amounts due to the Company. In addition, on such date, Mr. Petersen resigned in all officer capacities from the Company, and Mr. Xizhen Ye, President of Longwen Cayman, was appointed a Director of the Company and President and Chief Executive Officer and Chief Financial Officer of the Company and Mr. Keith Wong was appointed Chief Operating Officer of the Company. Mr. Ye also became the sole director of the Company. On May 1, 2018, Keith Wong resigned from Chief Operating Officer of the Company and all other capacities with the Company. On August 22, 2018, Mr. Lizhong Lu was appointed as a director of Board.

On June 9, 2021, Anthony Lombardo ("Lombardo") filed an Application for Appointment of Custodian ("Application") with the Eighth Judicial District Court in Nevada to request the custodianship of the Company due to the Company's non-response and late filing with the State of Nevada. On June 24, 2021, a hearing was held on this Application, where Lombardo was named temporary custodian of the Company. Subsequently after Lombardo's custodianship, Deanna Johnson was appointed as the CEO, CFO and Secretary of the Company. On September 1, 2021, Deanna Johnson appointed Joseph Passalaqua ("Joseph") as CEO, CFO and Secretary and resigned from all positions in the Clompany, On October 25, 2021, Mr. Xizhen Ye ("Ye"), who was the officer and director of the Company prior to Lombardo's custodianship, and Longwen Group Corporation, a Cayman Island corporation, filed a Motion to Dissolve Custodianship ("Motion") with the Eighth Judicial District Court of Nevada State. On January 12, 2022, in accordance with a Settlement Agreement regarding Lombardo's custodianship, Mr. Ye was reinstated his positions as the officer and director of the Company, along with the reinstatement of the other Company's director, Lizhong Lu, who was also in place prior to Lombardo's custodianship. On February 9, 2022, pursuant to the Settlement Agreement, Joseph transferred 65,000,000 common stocks of the Company owned by him to Mr. Ye. On February 17, 2022, the Eighth Judicial District Court formally dismissed Lombardo's custodianship for the Company.

On February 23, 2022, the Company entered into an Acquisition Agreement with Hangzhou Longwen Enterprise Management Co., Ltd. ("Hangzhou Longwen"), a limited liability company in the People's Republic of China (the "PRC"), to acquire 100% of its issued and outstanding common stock from a third-party seller for a total cash consideration of $1,000. As a result of the acquisition, Hangzhou Longwen became the Company's wholly owned subsidiary. Hangzhou Longwen was established in Hangzhou, China as a wholly Foreign-Owned Enterprise ("WOFE") on January 4, 2012 and has no material operations since the establishment. As of the closing of the acquisition, Hangzhou Longwen has approximately USD$7.00 in total assets on its account. The purpose of the Company's acquisition for Hangzhou Longwen is to seek potential merger and acquisition targets in both China and other countries in Asia.

On March 15, 2022, Hangzhou Longwen, the Company's 100% controlled subsidiary, entered into a Consulting Service Agreement (the "Service Agreement") with Yunnan Yusu Import and Export Trading Co., Ltd (China) ("Yunnan Yusu"). Pursuant to the Service Agreement, Hangzhou Longwen will provide a series of consulting services to Yunnan Yusu including to assist in the preparation of jadeite sales and purchase agreement, assist with tax filing, assist with financial report preparation, assist with jadeite business negotiation and business website maintenance.

The Company's principal office is located at Rm. 219, No. 25, Caihe Rd., Shangcheng Dist., Hangzhou City, Zhejiang Province, China.

The Company's website is http://www.wallong.cn.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

The Company's primary objective is project development and acquisition in culture field, including antique projects promotion and development, traditional magazine project cooperation and development, the marketing and development of audio and visual products and etc.

On March 15, 2022, Hangzhou Longwen, the Company's 100% controlled subsidiary, entered into a Consulting Service Agreement (the "Service Agreement") with Yunnan Yusu Import and Export Trading Co., Ltd (China) ("Yunnan Yusu"). Pursuant to the Service Agreement, Hangzhou Longwen will provide a series of consulting services to Yunnan Yusu including to assist in the preparation of jadeite sales and purchase agreement, assist with tax filing, assist with financial report preparation, assist with jadeite business negotiation and business website maintenance. Meanwhile, the Company is also seeking other potential merger and acquisition targets in both China and other countries in Asia.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be constructed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares,

Our common stock is quoted under the symbol "LWLW" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less other $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in

a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule l5c2-ll under !he Exchange Act ("Rule 15c2-l1," the "Amended Rule 15c2-11").To be eligible for public quotations on an ongoing basis, Amended Rule 15c2- 11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-ll, shell companies (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule l 5c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more different to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted. that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any result on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very different for an investor lo bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer except in limited circumstances pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (l) the director s or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." of the Offering. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

BUSINESS

Description of the Business

The Company's primary objective is project development and acquisition in culture field, including antique projects promotion and development, traditional magazine project cooperation and development, the marketing and development of audio and visual products and etc.

Business Plan

On March 15, 2022, Hangzhou Longwen Enterprise Management Co., Ltd. ("Hangzhou Longwen"), a limited liability company in the People's Republic of China (the "PRC"), the Company's 100% controlled subsidiary, entered into a Consulting Service Agreement (the "Service Agreement") with Yunnan Yusu Import and Export Trading Co., Ltd (China) ("Yunnan Yusu"). Pursuant to the Service Agreement, Hangzhou Longwen will provide a series of consulting services to Yunnan Yusu including to assist in the preparation of jadeite sales and purchase agreement, assist with tax filing, assist with financial report preparation, assist with jadeite business negotiation and business website maintenance. Meanwhile, the Company is also seeking other potential merger and acquisition targets in both China and other countries in Asia.

The Company's Products and/or Services

Product / Service	Description	Current Market
Consulting Services	Including to assist in the preparation of jadeite sales and purchase agreement, assist with tax filing, assist with financial report preparation, assist with jadeite business negotiation and business website maintenance for Yunnan Yusu.	Consulting service for business customers.

Competition

The culture market is highlight competitive and many traditional cultural typed companies may provide more services and platforms that we do currently. In order to successfully compete in our industry, we will need to:

- Retain more valuable professionals of the cultural market;
- Raise funds to support our business plan;
- Set up an effective platform to promote our business strategy;

However, there can be no assurance that even if we do these things, we will be able to compete effectively with the other companies in our industry. We believe that we have the required management expertise in the cultural industry with good marketing strategy and compatible service package.

Intellectual Property

We own no intellectual property.

Domain Names

The Company owns the http://www.wallong.cn domain name.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Xizhen Ye	Chief Executive Officer, Chief Financial Officer and Director	Chief Executive Officer, Chief Financial Officer and Director of Longwen Group Corp., 2016 – Present Responsible for strategy, business development, marketing, project management, product development, fundraising and general CEO duties.	Beijing Institute of Humanities (China) BA degree in Journalism.
Lizhong Lu	Director	Director of Longwen Group Corp., 2018 – Present Responsible for strategy, business development and marketing.	

Biographical Information

Xizhen Ye has been the Company's Chief Executive Officer and Chief Financial Officer since November 29, 2016. Mr. Ye, a businessman in Hangzhou, China. He has operated and invested in several local companies with notable success, including news distribution network, films, mining, energy and Chinese traditional medicine. He has a BS degree in Journalism of Bijing Institute of Humanities (China). Mr. Ye's business background led to the decision to appoint him to the Company's Board of Directors.

Lizhong Lu has been a director of the Company since May 2, 2018. Mr. Lu has numerous years of management experience, including organizational operations and based on this experience, the Company determined to appoint Mr. Lu to its Board of Directors.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, all directors and officers have entered into indemnification agreements with the Company.

Employees

The Company currently has one employee. The Company also utilizes consultants and advisors.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 550,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 50,000,000 shares of preferred stock, par value $0.0001 per share, (the "**Preferred Stock**"). As of December 31, 2021, 65,127,061 shares of Common Stock and 0 shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of December 31, 2021, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	65,127,061
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding as of December 31, 2021:

Type	Unsecured Loans from a Third Party
Amount Outstanding	$12,250
Interest Rate and Amortization Schedule	$300 for year 2019, and $500 each year after 2019
Description of Collateral	Unsecured
Maturity Date	December 31, 2022

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$6,500	65,000,000	Legal and state filing fees	July 15, 2021	Debt conversion/ Section 4(a)(2)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own as of December 31, 2021.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Xizhen Ye	65,042,307 common stock (1)(2)	99.87% (3)

(1) Includes 65,000,000 shares owned by Mr. Xizhen Ye.
(2) Includes Mr. Ye's beneficial ownership of 63.46% of Longwen Group Corporation, a Cayman Island corporation, which owns 66,667 shares of the Company's common stock.
(3) Based on 65,127,061shares of the Company's common stock outstanding on December 31, 2021.

Shareholder

As of the date of this report, our total number of shareholders of record is approximately 208.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Longwen Group Corp., (the Company), was originally incorporated on March 31, 1980, under the laws of the State of California as Expertelligence, Inc. On November 17, 2005, the Company reincorporated in the State of Nevada. On January 23, 2017, after a series of various name changes, the Company amended its Articles of Incorporation ("Charter Amendment") to effect the current name change of Longwen Group Corp. The Charter Amendment was approved by our majority shareholder, who holds 52% of our outstanding voting securities, on December 6, 2016. In connection with the Charter Amendment, on January 24, 2017, the Company received approval from the Financial Industry Regulatory Authority ("FINRA") for its name change as stated above and voluntary trading symbol request from " DHPS " to " LWLW. "

The Company underwent a change of control on January 21, 2016, at which time Harold Minsky resigned in all officer positions. G. Reed Petersen and White Rim Cattle Company LLC each purchased 25,000,000 shares of common stock of the Company from Harold Minsky. Mr. Petersen is the Member Manager of White Rim Cattle Company, LLC and thus can be considered a control person of all 50,000,000 shares of stock of the Company. Pursuant to a Board of Directors meeting, Mr. Petersen was elected to and accepted all the officer positions previously held by Harold Minsky.

On or about April 5, 2016, the Company affected a 1 for 750 share reverse split of its issued and outstanding common stock. On such date, the Company's common stock was reduced from 95,164,140 to 127,061 shares outstanding.

Effective November 29, 2016, G. Reed Peterson sold 66,667 shares of common stock of the Company to Longwen Group Corp., a Cayman Island company ("Longwen Cayman"). All of the shares held by Longwen Cayman are restricted securities. As a result of the transactions, Mr. Petersen no longer owns any of the Company's capital stock or securities and he and his affiliates waived all loans and other amounts due to the Company. In addition, on such date, Mr. Petersen resigned in all officer capacities from the Company, and Mr. Xizhen Ye, President of Longwen Cayman, was appointed a Director of the Company and President and Chief Executive Officer and Chief Financial Officer of the Company and Mr. Keith Wong was appointed Chief Operating Officer of the Company. Mr. Ye also became the sole director of the Company. On May 1, 2018, Keith Wong resigned from Chief Operating Officer of the Company and all other capacities with the Company. On August 22, 2018, Mr. Lizhong Lu was appointed as a director of Board.

On June 9, 2021, Anthony Lombardo ("Lombardo") filed an Application for Appointment of Custodian ("Application") with the Eighth Judicial District Court in Nevada to request the custodianship of the Company due to the Company's non-response and late filing with the State of Nevada. On June 24, 2021, a hearing was held on this Application, where Lombardo was named temporary custodian of the Company. Subsequently after Lombardo's custodianship, Deanna Johnson was appointed as the CEO, CFO and Secretary of the Company. On September 1, 2021, Deanna Johnson appointed Joseph Passalaqua ("Joseph") as CEO, CFO and Secretary and resigned from all positions in the Clompany, On October 25, 2021, Mr. Xizhen Ye ("Ye"), who was the officer and director of the Company prior to Lombardo's custodianship, and Longwen Group Corporation, a Cayman Island corporation, filed a Motion to Dissolve Custodianship ("Motion") with the Eighth Judicial District Court of Nevada State. On January 12, 2022, in accordance with a Settlement Agreement regarding Lombardo's custodianship, Mr. Ye was reinstated his positions as the officer and director of the Company, along with the reinstatement of the other Company's director, Lizhong Lu, who was also in place prior to Lombardo's custodianship. On February 9, 2022, pursuant to the Settlement Agreement, Joseph transferred 65,000,000 common stocks of the Company owned by him to Mr. Ye. On February 17, 2022, the Eighth Judicial District Court formally dismissed Lombardo's custodianship for the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, bank deposits, and highly liquid investments with maturities of three months or less at the date of origination. As of December 31, 2021, the Company had $nil in total cash and cash equivalents.

As of the date of this report, the Company has not sold any securities under the Form C filed with the SEC on September 20, 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 11, 2022

Longwen Group Corp.

Longwen Group Corp. – Financial Statements for FY 2021

INDEX TO UNAUDITED FINANCIAL STATEMENTS

LONGWEN GROUP CORP.
BALANCE SHEETS
(Unaudited)

	As of December 31, 2021
ASSETS	
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Current portion of long-term loan	$ 12,250
Accrued interest	1,300
Total current liabilities	13,550
Long-term loan payable	-
Other liabilities	-
TOTAL LIABILITIES	13,550
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS EQUITY	
Preferred stock, $0.0001 par value, 50,000,000 authorized, nil shares issued and outstanding as of December 31, 2021 and December 31, 2020	-
Common stock, $0.0001 par value, 550,000,000 authorized, 65,127,061 and 127,061 shares issued and outstanding as of December 31, 2021 and December 31, 2020	6,513
Additional paid-in capital	2,694,970
Accumulated deficit	(2,715,033)
TOTAL STOCKHOLDERS' DEFICIT	(13,550)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ -

The accompanying notes are an integral part of these financial statements

LONGWEN GROUP CORP.
STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31, 2021
Revenue	$ -
Operating expenses:	
Selling	-
General and administrative	6,500
Total operating expenses	6,500
Loss from operations	(6,500)
Other income (expenses):	
Interest expenses	(500)
Total other income (expenses) , net	(500)
Income (loss) before income tax	(7,000)
Income tax expense	-
Net loss	$ (7,000)
Weighted average shares outstanding:	
Basic	65,127,061
Diluted	65,127,061
Loss per share:	
Basic	$ (0.00)
Diluted	$ (0.00)

The accompanying notes are an integral part of these financial statements

LONGWEN GROUP CORP.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Year ended December 31, 2021
Cash flows from operating activities:	
Net income (loss)	$ (7,000)
Changes in operating assets and liabilities:	
Accrued interest	500
Net cash provided by operating activities	(6,500)
Cash flows from financing activities:	
Proceeds from long-term loan	-
Proceeds from short-term loan	6,500
Net cash provided by financing activities	6,500
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents	-
Cash, cash equivalents and restricted cash equivalents, beginning balance	-
Cash, cash equivalents and restricted cash equivalents, ending balance	$ -
SUPPLEMENTARY DISCLOSURE:	
Interest paid	$ -
Income tax paid	$ -

The accompanying notes are an integral part of these financial statements

LONGWEN GROUP CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(Unaudited)

	Common Stock	Amount	Preferred Stock	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Equity
Balance December 31, 2019	127,061	$ 13	-	$ -	$ 2,694,970	$ (2,707,533)	$ (12,550)
Net loss	-	-	-	-	-	(500)	(500)
Balance December 31, 2020	127,061	$ 13	-	$ -	$ 2,694,970	$ (2,708,033)	$ (13,050)
Debt conversion to common stock	65,000,000	6,500	-	-	-	-	6,500
Net loss	-	-	-	-	-	(7,000)	(7,000)
Balance December 31, 2021	65,127,061	$ 6,513	-	$ -	$ 2,694,970	$ (2,715,033)	$ (13,550)

The accompanying notes are an integral part of these financial statements